

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>Via E-mail</u>
Ashok Chandran
Vice President, Chief Accounting Officer
 and Interim Chief Financial Officer
Advanced Analogic Technologies Incorporated
3230 Scott Blvd.
Santa Clara, California   95054

      Re: Advanced Analogic Technologies Incorporated
            Form 10-K for the fiscal year ended December 31, 2010
            Filed February 25, 2011
            File No. 000-51349

Dear Mr. Chandran:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant